CHINA CABLECOM HOLDINGS, LTD. 17 State Street, Suite 1600 New York, NY 10004	JAGUAR ACQUISITION CORPORATION 161 Washington Street, Suite 1050 Conshohocken, PA 19428

December 21, 2007

Michele Anderson, Legal Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Re:	China Cablecom Holdings, Ltd.

Registration Statement on Form S-4

Filed October 31, 2007

File No. 333-147038

Jaguar Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed November 1, 2007

Additional definitive proxy soliciting materials

Filed November 5 and November 28, 2007

Form 10-KSB for Fiscal Year Ended March 31, 2007

Filed June 28, 2007

File No. 0-51546

Dear Ms. Anderson:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of China Cablecom Holdings, Ltd. (“China Cablecom”) and one complete electronic version of a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) of Jaguar Acquisition Corporation (“Jaguar”).

By Federal Express, the Commission’s staff (the “Staff”) is being furnished with three marked courtesy copies in Amendment No. 1 and the Revised Proxy Statement and all exhibits filed in connection therewith.

Amendment No. 1 and the Revised Proxy Statement respond to the comments set forth in the Staff’s letter dated December 3, 2007 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1 and the Revised Proxy Statement, each of China Cablecom and Jaguar hereby respond to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to Amendment No. 1 as filed.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 2

China Cablecom’s and Jaguar’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.
1.	Changes in response to the Staff’s comment have been made on pages 1 and 33 in Amendment No. 1.
2.	Changes in response to the Staff’s comment have been made on page 83 in Amendment No. 1.
3.	Changes in response to the Staff’s comment have been made on the prospectus cover page.
4.

Changes in response to the Staff’s comments have been made in the Questions and Answer section on pages 1 through 5 and in the Summary section on pages 6 through 11 in Amendment No.1, and a summary term sheet as required by Item 1001 of Regulation M-A has been included on page iii in Amendment No. 1.

5.

China Cablecom and Jaguar believe that the issuance of shares by China Cablecom Holdings to China Cablecom’s securityholders is exempt from registration as they have been offered and sold in transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the “Act”). Each such securityholder has previously confirmed to China Cablecom its status as an “accredited investor” under Regulation D promulgated under the Act and had irrevocably committed to purchase shares being issued in the Business Combination prior to the filing of the Registration Statement on Form S-4 as part of the debt and equity bridge financing completed by China Cablecom in September 2007. Pursuant the Staff’s views regarding the availability of Form S-4 in such circumstances, registration of such transactions is not only not required, but no longer available to China Cablecom Holdings.

China Cablecom Holdings and Jaguar believe the issuance of securities of China Cablecom Holdings to Jaguar’s initial securityholders in the Redomestication Merger does not require registration as such securityholders are not, pursuant to Rule 145, voting in a manner that results in an “offer” or “sale” of a security for purposes of Section 5 of the Act since they are not making an independent investment decision but are bound to vote along with the decisions made by the public shareholders.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 3

6.	Changes in response to the Staff’s comment have been made on pages 69 and 81 in Amendment No. 1.
7.

A chart listing the third party statements and industry and market data cited throughout the document, and a reference to the relevant studies and reports supporting such statements and data is being provided supplementally to the Staff. Many of such references were included in the Skillnet due diligence report provided to Jaguar’s Board of Directors. Copies of the relevant studies and reports are being compiled and will be provided for the Staff’s review as soon as possible.

8.	Changes to the terms “us,” “our,” “we” and “Jaguar” have been made throughout Amendment No. 1 to clarify the entity referred to in the relevant context.
Proxy Statement/Prospectus Cover Page
9.

In accordance with the Staff’s comment # 3 to comply with Item 501 of Regulation S-K and delete extraneous disclosure, the reference to the number of shares outstanding on the record date has been deleted.

10.	Changes in response to the Staff’s comment have been made on the prospectus cover page.
Questions and Answers About the Business Combination, the Redomestication Merger and the Jaguar Special Meeting, page 1
11.

Changes in response to the Staff’s comment have been made on pages 3, 9 and 38 in Amendment No. 1. Jaguar believes that the execution of a letter of intent regarding the Business Combination with China Cablecom has the effect of permitting it to delay its liquidation until April 13, 2008. There is no requirement that such extension be used solely to pursue the transaction contemplated by the letter of intent entered into prior to its original liquidation date and Jaguar therefore believes that it may pursue another acquisition during the extension period if that becomes necessary.

12.	Changes in response to the Staff’s comment have been made on the Notice to Shareholders and on pages iii, 9 and 32 in Amendment No. 1.
13.

As requested by the staff, the suggested disclosure has been provided in a tabular format under a new section entitled “Potential Dilution of Share Ownership Post-Redomestication Merger and Post-Business Combination” on page 57 in Amendment No. 1. The disclosure of share amounts and percentages to be held by certain groups following the consummation of the transaction, which was on page 5 in the Question and Answer section, has been deleted in accordance with the Staff’s comment #3.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 4

14.

China Cablecom and Jaguar note the Staff’s request. At such time that the website by which the stockholders can vote on the proposals to be presented at the special meeting is established, the Staff will be provided with the necessary passwords to access the website.

Summary, page 9
The Companies, page 9
15.

Changes in response to the Staff’s comment have been made on page 6 in Amendment No. 1. Both China Cablecom and Jaguar hereby confirm to the Staff that the boards of directors of each entity do not view the fact of the recent acquisition of Binzhou Broadcasting by China Cablecom as affecting the requirement that the Business Combination involve “an operating business.”

16.	Changes in response to the Staff’s comment have been made on page 6 in Amendment No. 1.
The Redomestication Merger and the Business Combination, page 10
17.	Changes in response to the Staff’s comment have been made in the Notice to Shareholders, the Prospectus Cover Page and on page 32 in Amendment No. 1.
Procedure, page 11
18.	Changes in response to the Staff’s comment have been made on pages 52 and 56 in Amendment No. 1.
Conditions; Termination, page 12
19.

Jaguar hereby confirms to the Staff that none of Jaguar’s initial stockholders purchased any shares of common stock of Jaguar in the aftermarket. Changes in response to the Staff’s comment have been made throughout Amendment No.1 to clarify that the Business Combination must be approved by a majority of the votes cast by the public stockholders (i.e., those stockholders who were issued common stock in Jaguar’s IPO), and does not include the votes cast by Jaguar’s initial stockholders.

The reference to the manner in which Jaguar’s initial stockholders will vote the shares owned by them with respect to the business combination and the other proposals being presented to the stockholders has been deleted from this section, as the manner in which they agreed to vote is not a condition to the consummation of the

Michele Anderson, Legal Branch Chief December 21, 2007 Page 5

business combination. The manner in which Jaguar’s initial stockholders have agreed to vote their shares on the business combination proposal and the other proposals being presented is disclosed elsewhere in Amendment No. 1.

Risk Factors, page 17
20.	Changes in response to the Staff’s comment have been made on page 16 in Amendment No. 1.
21.	Changes in response to the Staff’s comment have been made on pages 21 and 22 in Amendment No. 1.
Consideration of the Business Combination, page 38
Background of the Business Combination, page 38
22.	The discussion on pages 45 and 46 in Amendment No.1 regarding China Cablecom’s engagement of Chardan Capital Markets, LLC has been expanded in response to the Staff’s comment.
23.	Changes in response to the Staff’s comment have been made on page 53 in Amendment No. 1.
24.	Changes in response to the Staff’s comment have been made on page 40 in Amendment No. 1.
25.	Changes in response to the Staff’s comment have been made on page 41 in Amendment No. 1.
26.	Changes in response to the Staff’s comment have been made on page 42 in Amendment No. 1.
27.

Jaguar respectfully submits that it does not believe the statements identified by the Staff are inconsistent or need to be reconciled. At the time of the initial conversations between Jaguar and China Cablecom in September 2006, although China Cablecom was just being formed, the entities it was seeking to acquire were highly mature, growing organically in revenues and profitability and had pricing policies for services mandated to be increased over the next several years by Chinese regulatory authorities. Over the last 15 years, the Chinese government had invested substantial sums of money in creating cable television infrastructure, laying cable, creating local and regional operating authorities, building administrative, engineering and support infrastructure and proving on-going maintenance services. Regulatory authorities have now mandated the transition of traditional analog cable television service to digital service before the end of 2015, but are requiring Eastern provinces to make that transition over the next two

Michele Anderson, Legal Branch Chief December 21, 2007 Page 6

years. These are the entities that China Cablecom and hence Jaguar are seeking to acquire. In the context of this S-4, Jaguar is seeking to combine with Binzhou Broadcasting as much as China Cablecom. Binzhou Broadcasting has significant operating history and China Cablecom has now acquired the staff as well as the operating assets of this entity. The reason that Chinese authorities are prepared to permit China Cablecom to acquire operating control over entities such as Binzhou is that they see the cable business changing from its traditional engineering and infrastructure development nature into a business requiring the introduction of value-added services such as video-on-demand, pay-per-view, gaming, etc. where they have no business or development experience. Mr. Ng has such experience.

Changes in response to the Staff’s comment have been made on page 40 in Amendment No. 1. to clarify that Jaguar continued to consider merger targets through the summer of 2007.

28.

Changes in response to the Staff’s comment have been made on pages 43 and 44 in Amendment No. 1. A copy of the letter of intent as originally entered into is being provided supplementally for the Staff’s review.

29.

China Cablecom and Jaguar do not believe that disclosure of the projections provided to Jaguar management more than a year ago relating to a transaction structure that has evolved significantly would be helpful to shareholders or is consistent with general market practice. As the Staff is aware, management projections are inherently speculative and often create confusion for readers that are not aware of the conventions used in preparing such presentations. In reviewing the materiality of such projections to the decision of Jaguar management to enter into the letter of intent with China Cablecom and pursue the Business Combination, Jaguar’s management believes its determination was more based on Mr. Ng’s credibility in the media industry and his capability to do a number of acquisitions (as well as the size of the likely acquisitions in the next couple of years) and the original estimates of historical profit margins of those entities based on Mr. Ng’s and Mr. Pu’s knowledge of them, than on the performance of any one entity. For the Staff’s information, Jaguar’s management believes there is an opportunity to acquire as much as 30% of the cable business in Shandong due to the influence of Mr. Ng. with key government people, some of whom were interviewed in the course of Jaguar’s diligence, in doing a roll-up of cable TV networks.

From the perspective of Jaguar’s management, it was the anticipated growth in ARPU and profitability that appears to be the case in the individual and collective businesses, compared to other cable companies, that justified a purchase valuation of 6x to 8x EBIDTA. This expected growth is already clearly disclosed in the proxy statement/prospectus in several places. Jaguar’s management

Michele Anderson, Legal Branch Chief December 21, 2007 Page 7

reviewed stock pricing against those targets that led to the determination of consideration and earnouts, not a few years of Binzhou projections which only served as a means to verify the results of that analysis. As these roll-up acquisitions were and are still speculative, other than Binzhou, Jaguar and China Cablecom are also not willing to disclose the assumed acquisitions that were included in such analyses for commercial competitiveness reasons.

30.

The statement has been deleted. To clarify, the statement as originally drafted was not intended to imply that the same numerical and financial information available and used by Navigant in employing certain valuation processes for the purpose of rendering its opinion had been used by Jaguar a year earlier when it was negotiating the letter of intent. There are various valuation processes that have wide acceptance in the financial community, and therefore, it was not unusual for Jaguar to employ the same valuation processes, although not the same numerical and financial information, Navigant used. The statement was intended to be a cross-reference to another section in the proxy statement/prospectus where there is a more detailed discussion of how these valuation processes may be utilized in valuing a business to provide further insight to a stockholder who may not be well versed in these methodologies.

31.	The disclosure has been expanded as requested by the Staff on page 45 in Amendment No. 1.
32.	Changes in response to the Staff’s comment have been made on page 38 in Amendment No. 1.
Skillnet Due Diligence Report, page 45
33.

China Cablecom and Jaguar respectfully submit that the Staff’s comment assumes that the financial projections reviewed were material to the conclusions reached in the Skillnet report and that the disclosure of such information would assist Jaguar shareholders in determining how to vote regarding the Business Combination. Actually, the Skillnet diligence report was obtained by the Board of Directors of Jaguar in order to asses the cable TV industry in the PRC and not to justify the fairness of the transaction to the shareholders of Jaguar. As discussed above in response to Comment 29, China Cablecom’s intentions in the PRC involve a number of possible acquisitions, as well as seeking to capitalize on trends in the evolving market for cable TV. As a result, the Skillnet report covers a vast quantity of public and private information and reaches conclusions about the attractiveness of the business case and market potential. Examined in connection with this analysis are demographics (including disposable income per household), the PRC government’s plans to digitize the television industry, the market for set top boxes, the competitive landscape, among many other aspects of the

Michele Anderson, Legal Branch Chief December 21, 2007 Page 8

cable TV industry in the PRC. Accordingly, Jaguar’s management views the Skillnet report as a proprietary piece of competitive information and while disclosing to the Jaguar shareholders that the analysis performed by Skillnet supports the decision to pursue a Business Combination with China Cablecom, it does not believe that the projections given to Skillnet either formed a material part of the basis of the conclusions they reached, nor would be useful to the shareholders of Jaguar in voting on the Business Combination.

34.

As discussed above in response to Comment 33, neither China Cablecom nor Jaguar believe that the Skillnet due diligence report constitutes a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. The scope of the analysis contained in the due diligence report is very broad, the conclusions reached are only indications of the overall opportunity presented by certain of the targets under consideration by China Cablecom and the PRC cable TV industry more generally and the actual structure of the transaction as contained in the Agreement and Plan of Merger between China Cablecom and Jaguar is not considered in the due diligence report.

35.	Changes in response to the Staff’s comment have been made on page 47 in Amendment No. 1.
Interest of Jaguar’s Management in the Business Combination, page 47
36.	Changes in response to the Staff’s comment have been made on page 52 in Amendment No. 1.
37.

Changes in response to the Staff’s comment have been made on pages 52 and 56 in Amendment No. 1. China Cablecom and Jaguar do not believe that such fees become “contingent on the outcome of the shareholder vote” as a result of potential difficulty in enforcing claims for their payment.

Potential Advantages of the Business Combination with China Cablecom, page 49
38.	Changes in response to the Staff’s comment have been made on pages 53 and 54 in Amendment No. 1.
Potential Disadvantages of the Business Combination with China Cablecom, page 51
39.

As more fully described in response to Comment 27, Jaguar’s management does not view the recent acquisition of Binzhou Broadcasting by China Cablecom to be disadvantageous to the Business Combination, nor does it view the contractual control arrangements or PRC regulatory environment as presenting unusual risks in view of the numerous other companies operating in the PRC

Michele Anderson, Legal Branch Chief December 21, 2007 Page 9

with this structure. As these elements will be present in any opportunity in China, they do not constitute a comparative “disadvantage” so much as inherent investment risks.
Satisfaction of the 80% Test, page 51
40.

Changes in response to the Staff’s comment have been made on page 56 in Amendment No. 1. While China Cablecom and Jaguar acknowledge that valuation methodologies include many different theories concerning measures of fair market value (asset appraisals, including at going-concern values and in liquidation contexts, being among such methodologies), the board of directors of Jaguar used the fairness opinion it had been provided to determine that the transaction consideration represents the fair market value of the business being acquired. In doing so, the board implicitly applied the discounted cash flow, comparable transaction and comparable company analysis used by Navigant in analyzing the fairness of the transaction to Jaguar. The board of directors of Jaguar believes that this valuation methodology has wide acceptance in the financial community and is more indicative of fair market value than appraisal or other alternative techniques.

Use of Capital Funds, page 52
41.	Changes in response to the Staff’s comment have been made on page 57 in Amendment No. 1.
Engagement of Navigant Financial Advisors, page 52
Fairness Opinion, page 52
42.	Changes in response to the Staff’s comment have been made on page 67 in Amendment No. 1.
43.	The Staff is being provided supplementally the presentation of Navigant Capital to the Board of Directors of Jaguar and the engagement letter between Navigant Consulting and Jaguar.
Comparable Company Analysis, page 55
Comparable Transaction Analysis, page 56
44.	Changes in response to the Staff’s comment have been made on pages 62 and 64 in Amendment No. 1.
45.	Changes in response to the Staff’s comment have been made on page 65 in Amendment No. 1.
Discounted Cash Flow Analysis, page 58

Michele Anderson, Legal Branch Chief December 21, 2007 Page 10

46.

China Cablecom and Jaguar believe that the management projections provided to Navigant with respect to Binzhou Broadcasting for use in preparing the discounted cash flow analysis constitute confidential business information of China Cablecom and do not believe that disclosure of such forecasts to shareholders is required or helpful in understanding the opinion provided by Navigant. Such projections are the subject of numerous assumptions, many of which could prove to be inaccurate, and actually do not include assumptions relating to strategic acquisitions which form the basis of the other forward-looking statements included by China Cablecom and Jaguar in Amendment No. 1. See China Cablecom’s and Jaguar’s response to Comment 29. Rather than further confuse the reader, China Cablecom and Jaguar believe the existing disclosure adequately conveys the scope of Navigant’s work underlying the $32.1 million valuation contained in this portion of the fairness opinion.

47.	Changes in response to the Staff’s comment have been made on page 66 in Amendment No. 1 to expand the disclosure.
The Jaguar Special Meeting, page 61
Vote Required, page 62
48.

China Cablecom and Jaguar have reviewed the referenced sentence and believe that it is correct and not inconsistent with disclosure concerning the circumstances in which Jaguar could or could not proceed with the Business Combination. The referenced sentence solely concerns the effectiveness of voting procedures under Delaware law and Jaguar’s certificate of incorporation and is not impacted by any cross-conditioning of the proposals being submitted for shareholder approval. How the results of that vote affect Jaguar’s ability to proceed with the transactions is dealt with earlier in this section of the Proxy Statement/Prospectus and China Cablecom and Jaguar believe any attempt to re-introduce those concepts in the referenced sentence may confuse the reader.

Redemption Rights, page 63
49.	Changes in response to the Staff’s comment have been made on page 35 in Amendment No. 1
Proposal to Acquire China Cablecom, page 66
50.

To address the Staff’s concern about repetitive disclosure, the section “Proposal to Acquire China Cablecom” has been deleted and the disclosure previously contained therein has been incorporated into the disclosure contained in the section “Consideration of the Business

Michele Anderson, Legal Branch Chief

December 21, 2007

Combination. Further, the section entitled “Consideration the Business Combination” has been re-titled “The Business Combination Proposal” and has been moved after the section entitled “The Jaguar Special Meeting.”

Terms of the Merger Agreement, page 77
51.	Changes have been made in response to the Staff’s comment on page 68 in Amendment No. 1.
Additional Agreements, page 79
52.	Changes in response to the Staff’s comment have been made on page 70 in Amendment No. 1.
Closing Conditions, page 80
53.

China Cablecom and Jaguar have reviewed the closing conditions set forth in the Merger Agreement and respectfully submit that it is clear from the disclosure that neither Jaguar or China Cablecom will waive any closing conditions that is material. Neither China Cablecom nor Jaguar believe that the other closing conditions are material. Accordingly, no resolicitation would be required upon the waiver of the other closing conditions; notwithstanding the Staff’s views in this regard.

54.

Changes in response to the Staff’s comment to describe the vote required for approval of the business combination by China Cablecom’s security holders, including its preferred shareholders, have been made on page 72 in Amendment No. 1. An explanation of the appraisal rights available to the China Cablecom security holders has been added in a new section entitled, “Terms of the Merger Agreement – Shares Subject to Appraisal Rights,” on page 69 in Amendment No. 1

Survival of Representations and Warranties; Indemnification, page 81
55.

Changes in response to the Staff’s comment have been made on page 75 in Amendment No. 1 to clarify Jaguar’s indemnification obligations after the Redomestication Merger and the Business Combination, and to clarify that such indemnification obligations will be assumed by China Cablecom Holdings after the Redomestication Merger.

Material United States Federal Income Tax Considerations, page 83
56.

In response to the Staff’s comment regarding use of the word “generally,” China Cablecom and Jaguar have eliminated numerous instances of the word “generally” from places in Amendment No. 1 that discuss tax consequences. However, other instances of “generally”

Michele Anderson, Legal Branch Chief

December 21, 2007

remain, not because of any uncertainty regarding a material tax consequence, but rather because the applicable tax laws are subject to numerous exceptions, qualifications or special rules that are either not material to the transactions described in Amendment No. 1, or are likely to affect only stockholders subject to special rules under the U.S. federal income tax laws. For example, in the section of Amendment No. 1 captioned “Material United States Federal Income Tax Considerations – Tax Consequences of the Redomestication Merger – Tax Consequences to Jaguar and China Cablecom Holdings,” China Cablecom and Jaguar use the word “generally” in the summary of the provisions of Internal Revenue Code Section 7874 because that section also contains, among other things, a test for its application based on the business activities of the “expanded affiliated group” which includes China Cablecom in the British Virgin Islands. Because this provision is not relevant here, China Cablecom and Jaguar have left it out of the general summary of Section 7874. Similarly, in the section of Amendment No. 1 captioned “Material United States Federal Income Tax Considerations – Backup Withholding and Information Reporting,” China Cablecom and Jaguar state that backup withholding “generally” will apply in the circumstances described therein because it does not seem material to spell out the litany of relatively unique and rather minor exceptions contained in the backup withholding provisions of the Internal Revenue Code for when backup withholding is not required. China Cablecom and Jaguar therefore respectfully submit that, notwithstanding the continued use of “generally” in various places in Amendment No. 1 that discuss tax consequences, the tax discussion nevertheless discloses all material U.S. federal income tax consequences.

Changes in response to the Staff’s comment regarding the discussion of Internal Revenue Code Section 368(a) have been made on page 76 in Amendment No. 1.

57.

China Cablecom and Jaguar are submitting supplementally a draft opinion of Loeb & Loeb LLP in support of the tax disclosure contained in Amendment No. 1, and have revised page 75 in Amendment No. 1 to indicate that the tax disclosure contained within Amendment No. 1 is based on an opinion of Loeb & Loeb LLP.

58.	Changes in response to the Staff’s comment have been made on page 75 in Amendment No. 1.
The Redomestication Merger, page 91
59.	Changes in response to the Staff’s comment have been made on page 83 in Amendment No. 1.
Appraisal Rights, page 92

Michele Anderson, Legal Branch Chief

December 21, 2007

60.	Changes in response to the Staff’s comment have been made on pages 2, 10 and 69 in Amendment No. 1.
Differences of Stockholder Rights, page 94
61.	The change in response to the Staff’s comment has been made on page 86 in Amendment No. 1.
62.

Please note that China Cablecom Holdings will amend its Articles of Association, in accordance with BVI law, prior to the record date to mirror the material provisions in Jaguar’s Certificate of Incorporation.

China Cablecom and Jaguar note in the Staff’s comment that the Staff deemed the increase in the number of authorized shares to 40,000,000 in China Cablecom’s Articles of Association to be a material change from Jaguar’s Certificate of Incorporation.

Jaguar currently has 20,000,000 shares of common stock authorized under its Certificate of Incorporation. As of the date hereof, there are 5,716,667 shares of common stock issued and outstanding, warrants to purchase up to 9,433,334 shares of common stock, and a unit purchase option outstanding to purchase 350,000 units consisting of 350,000 shares of common stock and warrants to purchase up to 700,000 shares of common stock. If all of the outstanding warrants, the unit purchase option and the warrants issued as part of the unit purchase option, were exercised, there would be a total of 16,200,001 shares of Jaguar’s common stock issued and outstanding.

Jaguar is presenting proposals to its stockholders to approve the issuance of up to 8,120,000 ordinary shares as Performance Shares and to adopt the 2007 Omnibus Securities and Incentive Plan, under which China Cablecom Holdings must reserve 10,000,000 ordinary shares for issuance under the Plan. If such proposals are approved, the aggregate number of shares issuable would exceed the current number of shares authorized under Jaguar’s Certificate of Incorporation. In light of this, Jaguar believes that the increase in the number of authorized shares under the China Cablecom Holdings Articles of Association to allow for the issuance of the Performance Shares and the shares reserved under the Plan, if approved by its stockholders, would not be a material change requiring a separate proposal for consideration by the Jaguar stockholders.

China Cablecom and Jaguar respectfully submit, in light of the foregoing analysis, that the increase in the number of authorized shares will not be a material change to Jaguar shareholders in the context of the transactions they are approving, and therefore no ‘unbundled proposal’ regarding this issue needs to be voted upon under the principles

Michele Anderson, Legal Branch Chief

December 21, 2007

described in the September 2004 Interim Supplemental to the Manual of Publicly available telephone interpretations available on the Staff’s website.
Proposal to Approve the 2007 Omnibus Securities and Incentive Plan, page 102
63.	Changes in response to the Staff’s comment have been made on page 94 in Amendment No. 1.
Proposal to Approve the Performance Share Plan, page 102
64.	Changes in response to the Staff’s comment have been made on page 95 in Amendment No. 1.
65.

The disclosure has been revised on pages 95 and 96 in Amendment No. 1 to include the material terms of each of the incentive stock agreements, consulting agreement and warrant proceeds award agreement.
The disclosure with respect to the incentive stock agreements has been expanded to include the EBITDA goals for each of the years from 2008 to 2011. The potential stock award to each participant has been included in the tabular disclosure in response to the Staff’s comment #66.

66.

In response to the Staff’s comment, tabular disclosure of the number of Performance Shares and their value, assuming achievement of all targets, to each participant, as well as in the aggregate to all participants, has been included on page 96 in Amendment No. 1.

Information About China Cablecom, page 104
67.	Changes in response to the Staff’s comment have been made on page 98 in Amendment No. 1.
PRC Corporate Structure, page 109
68.

Changes in response to the Staff’s comment have been made on pages 104 and 105 in Amendment No. 1. While China Cablecom and Jaguar believe that the PRC government may be willing to extend the service contracts beyond 30 years, the terms on which it may choose to do so are sufficiently speculative that they do not believe further discussion will provide meaningful disclosure to shareholders.

69.	Changes in response to the Staff’s comment have been made on page 98 in Amendment No. 1.
Government Regulations, page 111

Michele Anderson, Legal Branch Chief

December 21, 2007

70.	Changes in response to the Staff’s comment have been made on page __ in Amendment No. 1.
Competition and Threats of Substitution, page 108
71.	Changes in response to the Staff’s comment have been made on page __ in Amendment No. 1.

ChinaCablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 113

Joint Venture with Binzhou Broadcasting and Television Information Network Co., Ltd. and China Cablecom, page 113

72.	Changes in response to the Staff’s comment have been made on page 109 in Amendment No. 1.
73.	Changes in response to the Staff’s comment have been made on page 110 in Amendment No. 1.
74.

China Cablecom and Jaguar have removed references to “preserving the accounting treatment” in this section of Amendment No. 1, to avoid confusing the reader with technical accounting information summarized elsewhere in the document. For the Staff’s information, please reference the response to Comment #102.

Results of Operations for Binzhou Broadcasting, page 118
75.

China Cablecom and Jaguar hereby confirm to the Staff that the numerator based directly on GAAP results for the periods presented. Disclosures have been clarified in Amendment No. 1 on pages 114 and 116.

76.	Changes in response to the Staff’s comment have been made beginning on page 114 in Amendment No. 1.
77.	Changes in response to the Staff’s comment have been made beginning on page 114 in Amendment No. 1.
Liquidity and Capital Resources, page 120
78.

For the Staff’s information, apart from the Asset Transfer Agreement, there are no contractual commitments relating to such capital expenditures or lease obligations of Binzhou Broadcasting, the entity to which the reference to “the Company” was made. For China Cablecom, disclosure has been added to the Management’s Discussion and Analysis on page 117 of Amendment No. 1 to describe JYNT’s obligation to provide ongoing financing to Binzhou Broadcasting and China Cablecom’s obligations under the bridge notes.

Michele Anderson, Legal Branch Chief

December 21, 2007

79.	Changes in response to the Staff’s comment have been made beginning on page 117 in Amendment No. 1.
80.

The disclosure relating to the adequacy of capital resources for China Cablecom was originally drafted contemplating a nine month time horizon. In view of the Staff’s position regarding such disclosure, the references to “foreseeable future” have been modified on page 118 of Amendment No. 1 and such disclosure is now more consistent with the risk factor discussion of a requirement for additional financing.

81.	Changes in response to the Staff’s comment have been made on page 118 in Amendment No. 1.
82.	China Cablecom hereby confirms to the Staff that no regulatory or other barriers were encountered in its consideration of these two additional networks.
83.	Changes in response to the Staff’s comment have been made on page 119 in Amendment No. 1.
Unaudited Pro Forma Condensed Combined Financial Information, page 127
84.

Jaguar applied the guidance in Statement of Financial Accounting Standards No. 141, Business Combinations, in reaching its conclusions in determining the acquirer in the merger between Jaguar and China Cablecom Holdings. Jaguar specifically considered the guidance in paragraph 17 in reaching its conclusion that China Cablecom Holdings is the acquirer for accounting purposes; the pertinent facts and circumstances Jaguar believes supports its position are as follows:

17(b) The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

The former controlling shareholder of China Cablecom, Mr. Clive Ng, has the ability to initially appoint a majority of the board of directors, which represents 27% of the outstanding shares of post-merger China Cablecom Holdings. This includes his right to vote the former Class A Preferred Shares of China Cablecom in favor of his appointments to the board of directors. Additionally, current holders of approximately 15% of Jaguar’s shares of common stock, primarily comprising Jaguar’s initial shareholders, intend to enter into agreements to vote in favor of future board of director nominees of Mr. Clive Ng. In the aggregate, these shares represent 41% of the combined entity. Furthermore, in connection with the Merger Agreement between Jaguar and China Cablecom, Mr. Ng has the ability to earn up to 7.52 million shares if

Michele Anderson, Legal Branch Chief

December 21, 2007

China Cablecom meets or exceeds EBITDA-based goals during the 2008-2011 calendar years. If those shares are issued to Mr. Ng, he would own 55% of the outstanding shares of post-merger China Cablecom. Jaguar believes that 17(b) is a factor contributing to its conclusion that China Cablecom Holdings is the acquirer.

17(c) The composition of the governing body of the combined entity.

The former controlling shareholder of China Cablecom, Mr. Clive Ng, has the ability under the Merger Agreement to initially appoint a majority of the board of directors. Furthermore, current holders of approximately 15% of Jaguar’s shares of common stock, primarily comprising Jaguar’s initial shareholders, intend to enter into agreements to vote in favor of future board of director nominees of Mr. Clive Ng. The result is that the composition of the board of directors of the combined entity will be controlled by Mr. Clive Ng, the former controlling shareholder of the acquired entity. Jaguar believes that 17(c) is a factor contributing to its conclusion that China Cablecom Holdings is the acquirer.

17(d) The composition of the senior management of the combined entity

The senior management of the combined entity is entirely comprised of former China Cablecom management; there is no former Jaguar management on the combined entity management team. Jaguar believes that 17(d) is a factor contributing to its conclusion that China Cablecom Holdings is the acquirer.

Jaguar believes that the preponderance of the facts and circumstances weigh in favor of conclusion that China Cablecom Holdings is the acquirer. The relative size of the operations of China Cablecom as compared to Jaguar in terms of operational activities, revenue generation, earnings and cash flows as outlined in paragraph 18 was also considered by Jaguar. The nature of Jaguar’s operations and business purpose as a blank check company further weigh in favor of concluding that China Cablecom Holdings is the acquirer.

85.

Jaguar is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business; accordingly, it has no employees and no operating activities other than those specifically relating to identifying an acquisition target and consummating a merger.

86.	Changes in response to the Staff’s comment have been made on page 125 in Amendment No. 1.
87.	Reference is made to the response to comment #102 for a more complete description of the accounting of the formation of the joint

Michele Anderson, Legal Branch Chief

December 21, 2007

venture, Binzhou Broadcasting. The pro forma financial information assumes the acquisition of the cable TV business occurred at the beginning of the period for the pro forma statement of operations and on the balance sheet date for the pro forma balance sheet. The acquisition of the cable TV business will be accounted for under the purchase method of accounting and an allocation of the excess of fair value over the historical carrying value of the assets contributed by Binzhou SOE will be performed. A preliminary allocation has been made for the pro forma financial information. Changes in response to the Staff’s comment have been made on page 125 in Amendment No. 1 to clarify the treatment of the acquisition in the pro forma financial information.

88.

Pursuant to the asset transfer agreement, Binzhou SOE agreed to transfer tangible and intangible assets worth approximately $39.1 million to Binzhou Broadcasting in installments. In October 2007, assets valued at approximately $4.1million were transferred to Binzhou Broadcasting and JYNT made a $4.1 million payment to Binzhou SOE on this transfer in October 2007. The remaining assets will be transferred to Binzhou Broadcasting no later than August 2008 and payment will be made at the time of transfer. The pro forma financial information reflects the transfer of 100% of the assets to Binzhou Broadcasting at beginning of the period for the pro forma statement of operations and on the balance sheet date for the pro forma balance sheet. Prior to the transfer, the assets will be held in Binzhou SOE, which will be consolidated under FIN 46R. Reference is also made to the response to comment #102 for a more complete description of the accounting. Changes in response to the Staff’s comment have been made on page 125 in Amendment No. 1 to explain how the consolidation of the Binzhou SOE results in the installment method of transfer becoming irrelevant from an accounting perspective.

89.

China Cablecom and Jaguar do not believe that the payment for services rendered under the Exclusive Services Agreement between Binzhou Broadcasting and Binzhou SOE should be reflected as a pro forma adjustment. Binzhou Broadcasting consolidates Binzhou SOE as it is considered a VIE. Accordingly, the payments from Binzhou SOE to Binzhou Broadcasting are eliminated on consolidation. Reference is also made to the response to comment #102 for a more complete description of the accounting treatment of the structure by China Cablecom.

90.	Changes have been made as requested by the Staff on pages 129 and 130 in Amendment No.1
91.	Changes have been made as requested by the Staff on pages 129 and 130 in Amendment No.1

Michele Anderson, Legal Branch Chief

December 21, 2007

92.

The debt and equity bridge financing in connection with the acquisition of Binzhou Broadcasting was consummated in September 2007. Accordingly, the bridge financing has been recorded in the historical financing statements of China Cablecom as of and for the nine months ended September 30, 2007.

93.

The estimated amortization period for Operating Licenses is 20 years. China Cablecom believes that the initial non-cancelable term of the Exclusive Service Agreement between Binzhou Broadcasting and Binzhou SOE, which is also 20 years is the most appropriate term for the amortization of the Operating Licenses intangible asset. The estimated amortization period for Customer Lists is 10 years. China Cablecom believes that an amortization period of 10 years is appropriate and conservative given the historical operations of Binzhou Broadcasting operating in a monopolistic environment in the PRC. Binzhou Broadcasting has experienced virtually no turnover in its customer base since there are no viable competing cable TV mediums in the PRC. China Cablecom also considered the prospects of future threats of competition and concluded that for at least the next 10 years, a viable competitor to local cable TV is unlikely.

94.

Changes in response to the Staff’s comment have been made on pages 129, 130, 133, 134, 137 and 138 in Amendment No. 1. The pro forma adjustments for depreciation and amortization were inadvertently interchanged; the description related to the amortization of intangibles contained the pro forma adjustment amount related to deprecation expense and vice versa. The correction has been made in Amendment No. 1.

95.

Changes in response to the Staff’s comment have been made on pages 133, 134, 137 and 138 in Amendment No. 1. The pro forma adjustments for minority interest inadvertently contained a bracket. China Cablecom and Jaguar herby confirm that minority interest is decreasing the amount of pro forma net loss. The correction has been made in Amendment No. 1.

Directors and Management, page 139 Director Independence, page 141
96.	Changes have been made as requested by the Staff on page 141 in Amendment No.1
Security Ownership of Officers and Directors of the Combined Company After the Redomestication Merger and the Business Combination, page 150
97.	The disclosure has been clarified as requested by the Staff on page 151 in Amendment No. 1.

Michele Anderson, Legal Branch Chief

December 21, 2007

98.

The ownership of securities by each officer and directors of Jaguar as reflected in the table has been revised to include the warrants owned. The warrants are exercisable upon the later of a business combination and April 5, 2007.

Description of Jaguar’s Securities, page 154 Description of China Cablecom Holdings Securities Following the Business Combination, page 156
99.

Changes in response to the Staff’s comment have been made on page 158 in Amendment No. 1 to clarify that the discussion is with regard to warrants originally issued by Jaguar, but that will be assumed by China Cablecom Holdings.

100.	Changes in response to the Staff’s comment have been made on page 158 in Amendment No. 1.
Legal Matters, page 157
101.	Changes in response to the Staff’s comment have been made on page 159 in Amendment No. 1.
China Cablecom Ltd. Financial Statements Note 6. Subsequent Events, page F-11
102.

Please refer to the organization chart on page 104 of Amendment No. 1 as it will assist in understanding references below to China Cablecom’s operating and holding company legal entities.

Background on Corporate Structure

China Cablecom conducts substantially all of its business in the PRC through HZNT and JYNT. China Cablecom also owns 100% of the equity interest of HKZ, a Hong Kong holding company that, in turn, directly owns 100% of the equity interest of HZNT.

In order to comply with the PRC’s regulations on private investment in the cable industry, China Cablecom operates its cable business in a joint venture with a local state-owned enterprise. China Cablecom’s operations are conducted through direct ownership of HKZ and HZNT and contractual arrangements with JYNT. China Cablecom does not have an equity interest in JYNT, but instead enjoys the economic benefits derived from JYNT through a series of contractual arrangements. JYNT is owned 95% by Pu Yue, China Cablecom’s Chief Executive Officer and 5% by Liang Yuejing, his spouse.

Michele Anderson, Legal Branch Chief

December 21, 2007

China Cablecom operates its cable business in a joint venture, Binzhou Broadcasting, which is 49% owned by JYNT and 51% by Binzhou SOE.

China Cablecom’s Consolidation of HKZ and HZNT

China Cablecom owns 100% of the equity interest of HKZ that, in turn, directly owns 100% of the equity interest of HZNT and accordingly, consolidates the balance sheets, results of operations and cash flows of these entities.

China Cablecom’s Consolidation of JYNT

Considering the various agreements outlined on page 104 of Amendment No. 1, including the power of attorney executed among HKZ, JYNT’s trustees, HZNT and JYNT; JYNT is considered a Variable Interest Entity (“VIE”) under FIN 46R as its equity-holders lack decision making rights.

As HKZ bears all the risks and rewards relating to JYNT, HKZ is the primary beneficiary of JYNT and is required to consolidate JYNT under the variable interest model. This is consistent with the FIN 46R application to many existing NASDAQ-listed companies using a similar PRC structure in restricted business sectors.

JYNT’s Consolidation of Binzhou Broadcasting

Formation of Binzhou Broadcasting – Framework Agreement

Binzhou SOE and JYNT entered into a Framework Agreement relating to the formation of the operating joint venture, Binzhou Broadcasting, with equity interests of 51% and 49%, respectively, in August 2007. In connection with such Framework Agreement, in October 2007, Binzhou SOE contributed RMB 5.1 million (approx. $700,000) worth of assets and JYNT contributed RMB 4.9 million (approx $662,000) in cash as their respective equity contributions to form the joint venture.

The majority of Binzhou SOE’s assets were previously held by various subsidiaries of multiple state-owned enterprises. As part of the Framework Agreement, the assets necessary to operate the cable businesses were transferred to and owned by a newly formed entity, Binzhou SOE. Those assets will be transferred, in installments, to Binzhou Broadcasting. No other assets are held by Binzhou SOE.

The employees related to the operation of the assets have been transferred to Binzhou Broadcasting.

Michele Anderson, Legal Branch Chief

December 21, 2007

Neither party is allowed to assign any of its rights and/or obligations under the Framework Agreement to a third party without the prior consent of the other party.

Asset Transfer Agreement (“ATA”)

Binzhou SOE and Binzhou Broadcasting entered into an ATA whereby Binzhou SOE agreed to transfer tangible and intangible assets worth RMB 283.9 million (approx. $38.4 million) to Binzhou Broadcasting in installments as outlined in appendix A to the ATA. In October 2007, assets valued at approximately RMB 30.0 million ($4.1 million) were transferred to Binzhou Broadcasting; RMB 5.1 million of which represent Binzhou SOE’s capital contribution. The remaining assets will be transferred to Binzhou Broadcasting no later than August 2008 and payment will be made at the time of transfer.

All required governmental, statutory and other approvals for the transfer of assets have been obtained as of the date of transfer of the first installment transfer in October 2007. No further approvals are required for the remaining transfers. Furthermore, all assets will be transferred at their appraised values as determined in October 2007; there will be no further adjustments to the original appraised value.

The ATA can only be terminated by either party for the following reasons: material breaches of ATA without remedy, bankruptcy of either party, either party does not discharge its obligations under the ATA or force majeure.

Loans from JYNT and amounts payable to Binzhou SOE for assets transferred

Under the Framework Agreement and the ATA, JYNT loaned RMB 30 million (approx. $4.1 million) to Binzhou Broadcasting; of that loan, RMB 10 million (approx. $1.4 million) will be retained by Binzhou Broadcasting for working capital purposes and RMB 20 million ($2.7 million) will be paid to Binzhou SOE for the assets transferred.

By August 2008, JYNT will provide further loans totaling RMB 164.57 million (approx. $22.2 million) to Binzhou Broadcasting; of that loan, RMB 28.47 million (approx. $3.8 million) will be retained by Binzhou Broadcasting for working capital purposes and RMB 136.10 million (approx. $18.4 million) will be paid to Binzhou SOE for the assets transferred. There is no established schedule for such installments to be transferred, except that it must be completed by August 2008.

As a result, Binzhou SOE will have extended loans totaling RMB 127.8 million (approx. $17.4 million) to Binzhou Broadcasting. The loans payable to Binzhou SOE and JYNT will rank pari passu in case of liquidation and the terms of the loans are 20 years.

Michele Anderson, Legal Branch Chief

December 21, 2007

Technical Services Agreement

Pursuant to the Technical Services Agreement entered into between JYNT and Binzhou Broadcasting, JYNT would exclusively perform certain agreed technical services for Binzhou Broadcasting in exchange of a fee of 11% of the net profits of Binzhou Broadcasting. The intention of JYNT and Binzhou Broadcasting was for JYNT to receive 60% of the economics of Binzhou Broadcasting.

Exclusive Services Agreement

Pursuant to the Exclusive Services Agreement between Binzhou Broadcasting and Binzhou SOE, Binzhou Broadcasting has the exclusive right to provide to Binzhou SOE consulting services related to the operations of the cable TV business being contributed to the joint venture. Under the terms of this agreement, Binzhou SOE agrees to pay Binzhou Broadcasting a fee equal to the revenue that is generated by Binzhou SOE. Binzhou Broadcasting agrees to pay all costs in relation to the operation of the business and the provision of services to Binzhou SOE. Effectively, under the Exclusive Services Agreement, Binzhou Broadcasting provides all the resources and incurs all the expenses required to operate the assets. Binzhou SOE will have no cash flows other than receipt for the revenues, payment of the business tax and then the pass through of the net cash flow to Binzhou Broadcasting. The agreement would be effective over 20 years or until the assets are transferred to Binzhou Broadcasting, whichever is earlier.

Summary

For purposes of clarity, following is a summary of the balance sheet of Binzhou Broadcasting after the completion of the transfer, assuming no other transactions:

Cash	$5.9 million (RMB 43.37 million)
Cable TV business assets	$39.1 million (RMB 289.1 million)
Loans to Binzhou SOE	$17.3 million (RMB 127.8 million)
Loans to JYNT	$26.3 million (RMB 194.57 million)
Equity	$1.4 million (RMB 10 million)

Michele Anderson, Legal Branch Chief

December 21, 2007

Assessment of consolidation of Binzhou Broadcasting

China Cablecom has considered the bipolar consolidation model required under US GAAP, and have accordingly assessed the accounting for its investment in Binzhou Broadcasting under the variable interest model as required under FIN 46R.

Binzhou Broadcasting is considered a VIE as it satisfies the criteria specified under FIN 46R, par 5 as follows:

The total equity investment in Binzhou Broadcasting (RMB 10 million) is not sufficient to finance its operating activities (par 5 (a)). While the total equity investment will always be fixed at the initial equity contribution amount of RMB 10 million (approx. $1.4 million), the amount of loans will increase from RMB 30 million (approx. $4.1 million) provided by JYNT in October 2007 to about RMB 322.37 million (approx. $43.6 million) provided by JYNT and Binzhou SOE by August 2008. Binzhou Broadcasting’s equity is not sufficient to finance its operations and its equity is at risk (equity as a percentage of the fair value of the net assets), is expected to be substantially less than 10% (par 9);

In addition to the 49% equity interest in Binzhou Broadcasting, JYNT has the obligation to bear expected losses and receive expected returns through the Technical Services Agreement which entitles JYNT to 11% of net profit of Binzhou Broadcasting. (par 5(b) (2) and (3))

The variable interests in Binzhou Broadcasting may be considered to be:

Equity interests – 51% held by Binzhou SOE and 49% held by JYNT.

Loan from JYNT – The loan from JYNT is for a period of 10 years and bears an interest rate of 6%, which will rank pari passu with amounts payable to Binzhou SOE in priority for payment in case of liquidation.

Loan to Binzhou SOE – The amount payable to Binzhou SOE in respect of the transfer of assets is payable within 10 years of the ATA and bears interest at a rate of 6%. The amount payable to Binzhou SOE will at all times be lower than 40% of the combined total of the amount payable to Binzhou SOE and JYNT.

Technical Services Agreement – JYNT is entitled to 11% of the net profits of Binzhou Broadcasting, which is not cancellable by Binzhou SOE. This will meet the definition of a variable interest per paragraph B22 of FIN 46(R).

In determining primary beneficiary, both JYNT and Binzhou SOE would be deemed related parties and would be considered as “defacto agents” of one another as neither of them can assign their rights without the prior approval of the other (FIN 46R, par 16(d)). While both hold some variable interests in Binzhou

Michele Anderson, Legal Branch Chief

December 21, 2007

Broadcasting, JYNT is more closely associated with Binzhou Broadcasting and may be considered the primary beneficiary as a result of the following:

JYNT is the strategic investor in the joint venture and is investing cash in the form of equity and loans in the cable TV business which Binzhou SOE is selling to Binzhou Broadcasting. Conversely, Binzhou SOE is divesting its interest in the cable TV business, and would likely have sold a majority interest to JYNT if permitted to do so by PRC law.

Considering the variable interests above, JYNT bears more than 50% of the expected losses of Binzhou Broadcasting as a result of the combination of the long-term loans and the Technical Services Agreement.

Based on the assessment above, JYNT is considered the primary beneficiary of Binzhou Broadcasting and therefore is required to consolidate it under the variable interest model.

Binzhou Broadcasting’s Consolidation of Binzhou SOE

The equity interest held in Binzhou SOE does not bear any risk and rewards from the assets since the signing date of the ATA and the technical service agreement as (1) Binzhou Broadcasting exercises control over the operation of the assets in Binzhou SOE through the Exclusive Services Agreement, (2) the fair value of the assets has been fixed at the signing of the Framework Agreement and is not subject to change on the actual transfer date of the assets to Binzhou Broadcasting and (3) there are no further approvals required for transfer of the assets at any time after the signing of the ATA. The ATA is analogous to a forward purchase agreement by Binzhou Broadcasting for assets at a fixed price with no further approvals (or perfunctory approvals). The return on the total assets to be transferred by Binzhou SOE is capped at the appraised values on the valuation date. Therefore, Binzhou SOE may be considered as a VIE as it satisfies the criteria specified under FIN 46R, par 5 (b) (2) and (3).

Binzhou Broadcasting is considered the primary beneficiary of Binzhou SOE despite holding no direct or indirect equity interest in Binzhou SOE, since:

Binzhou Broadcasting will be entitled to all the operating income and will be obligated to bear all the operating losses of the assets held in Binzhou SOE under the Technical Services Agreement and;

Binzhou Broadcasting will be exposed to any changes in the fair value of Binzhou SOE’s assets, given the assets will be transferred at the price fixed in ATA.

Binzhou Broadcasting would, therefore, consolidate all the assets of Binzhou SOE since the effective date of the ATA.

Michele Anderson, Legal Branch Chief

December 21, 2007

103.

While Binzhou SOE has participating rights in Binzhou Broadcasting, China Cablecom believes that EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” does not apply as the investment in Binzhou Broadcasting is accounted for under the variable interest model. For further discussion, please reference the response to Comment #102.

104.

The fees to be paid to JYNT under Technical Service Agreement would be determined based on the net profit of Binzhou Broadcasting resulting in the effective economic interest of JYNT in Binzhou Broadcasting being 60%. Such fees would be recorded as an operating expense in the standalone financial statements of Binzhou Broadcasting and would be reflected in the consolidated financial statements, through consolidation, as part of minority interest, which will be recorded at 40% of Binzhou Broadcasting’s net income.

Jaguar Acquisition Corporation Financial Statements Balance Sheets, page F-21
105.

China Cablecom and Jaguar believe that the presumption underlying EITF Issue No. 00-19, Section 17 is that “[i]f the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).” China Cablecom and Jaguar further believe that this presumption is substantially equivalent to substituting, in place of the actual contractual language, a strict liability provision (i.e., warrant holders get full payment, no matter what, if Jaguar cannot deliver registered shares). However, the explicit terms of the warrant agreement contradict the notion of strict liability on the part of Jaguar. Specifically, § 3.3.2 of the warrant agreement entitled “Issuance of Certificates” states that “Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a warrant unless a registration statement under the Act with respect to the Common Stock is effective.” § 7.4 of the warrant agreement entitled “Registration of Common Stock” goes on to impose on the Company the obligation to use its best efforts to maintain a current registration statement covering the shares issuable upon exercise of the warrants during the period that the warrants are exercisable.

Michele Anderson, Legal Branch Chief

December 21, 2007

Counsel to Jaguar has advised as follows: it is a basic principle of contract law (including the governing law of New York) that, in interpreting a contract, the entire agreement must be considered. See, e.g., Cruden, 957 F.2d at 976; Laba v. Carey, 29 N.Y.2d 302, 306 (1971). It is also a basic “rule of construction” that an interpretation of contract should not be adopted which will operate to leave a provision of a contract . . . without force and effect.” Laba, 29 N.Y.2d at 306 (quotation omitted). In construing contracts, courts also strongly “disfavor contract interpretations that render provisions of a contract superfluous.” Int’l Multifoods Corp. v. Commercial Union Ins. Co., 309 F.3d 76, 86 (2d Cir. 2002). The presumption underlying EITF Issue No. 00-19 (i.e., that the warrant agreement’s “silence” on the subject of settlement in the event of an inability to deliver registered shares equates to the right to net-share settlement) would render the “best efforts” provision in § 7.4 superfluous. Similarly, a conclusion that strict liability is required would make the matter of whether or not the Company used “best efforts” to keep the registration statement current completely irrelevant. Consequently, China Cablecom and Jaguar believe, as a matter of New York contract law, the warrant agreement cannot be interpreted as providing a right of net cash settlement.

With respect to the underwriter purchase option, China Cablecom and Jaguar note that such option does not require physical or net-share settlement by delivery of registered shares, rather it provides for the issuance of restricted shares that are entitled to the registration rights set forth in the option agreement. As a result, China Cablecom and Jaguar do not believe that EITF 00-19 affects the accounting for such options.

Notwithstanding the foregoing, should the Staff believe that EITF 00-19 requires equity treatment of the warrants or the underwriter purchase option absent a provision in the relevant agreement to the contrary, Jaguar intends enter into clarification agreements that will confirm its original intention and current understanding regarding the terms of the agreements in this regard, consistent with market practice.

Accountant’s Report, page F-43
106.	Changes in response to the Staff’s comment have been made on page F-51 in Amendment No. 1 to revise the auditor’s report.
Combined Statement of Operations, page F-45
107.	Changes in response to the Staff’s comment have been made on pages F-53 and F-66 in Amendment No. 1 to reflect an allocation of depreciation to cost of revenues in accordance with SAB Topic 11:B.
Note 1. Summary Significant Accounting Policies, page F-48 (a) Background of Financial Information

Michele Anderson, Legal Branch Chief December 21, 2007 Page 28

108.

China Cablecom hereby confirms that Binzhou Guangdian Network Co. Ltd and Binzhou Broadcasting and Television Network Co., Ltd. are the same entity. Changes in response to the Staff’s comment have been made on page F-56 in Amendment No. 1.

109.

For the Staff’s information, Binzhou SOE is a combined financial statement of the following entities: Binzhou Guangshi Network Co., Ltd., Huming Cable Network Co., Ltd., Boxing Guangdian Media Co., Ltd., Zouping Cable Network Center and Binzhou Guangshi Network Center. The basis for combination is that the entities listed above have entered into equity contribution agreements with Binzhou SOE, whereby the entities have agreed to contribute their net assets to Binzhou SOE in exchange for an equity position in Binzhou SOE. Changes in response to the Staff’s comment have been made on page F-56 in Amendment No. 1 to disclose the basis for combining the entities.

Acquisition of Binzhou Broadcasting and Television Information Network Co., by China Cablecom
110.	Changes in response to the Staff’s comment have been made on page F-56 in Amendment No. 1.
(b) Summary of Significant Accounting Policies vii. Revenue Recognition, page F-51
111.

Changes in response to the Staff’s comment have been made on pages F-58 in Amendment No. 1 to clarify China Cablecom’s revenue recognition policies and to address each of the four criteria in SAB Topic 13. The clarification includes a deletion of the discussion surrounding future revenue sources. China Cablecom currently generates substantially all of its revenues from the delivery of analog cable TV services, which has been revised in the notes to the financial statements.

112.

For the Staff’s information, Binzhou Broadcasting is applying a SFAS No. 48-based accounting model as described in Question 1 of SAB Topic 13A4. Provision for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. Estimated refunds are recorded as a liability and reduced when refunds are given. Changes in response to the Staff’s comment have been made on page F-58 in Amendment No. 1 to disclose the accounting policy.

113.

China Cablecom hereby confirms that installation costs, activation costs and customer acquisition costs are accounted for as expenses in the period in which the expense is incurred; there are no deferrals of such costs.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 29

Note 2. Cash and Cash Equivalents, page F-54
114.

Cash on hand represents payments made by customers that have not been deposited into the bank and remain on the premises of the operating company. China Cablecom hereby confirms to the Staff that there are no restrictions as to withdrawal or usage on cash on hand or cash in bank. Changes have been made to the notes to the financial statements on page F-60 in Amendment No. 1.

Note 5. Inventories, page F-54
115.

China Cablecom is amending its disclosures in the notes to the financial statements to reflect that inventories represent maintenance materials such as spare parts, fiber optic cable, connecting gadgets, etc. China Cablecom hereby confirms to the Staff that general and administrative costs are not allocated to inventories. Changes have been made to the policy notes to the financial statements relating to inventories on page F-57 in Amendment No. 1.

Note 6. Property, Plant and Equipment, page F-55
116.

China Cablecom is revising its disclosures in the notes to the financial statements to provide more descriptive definitions and examples of headend facilities as well as fiber infrastructure and electric appliance. China Cablecom hereby confirms to the Staff that the basis of determining the amounts shown in the balance sheet is cost. Changes have been made to the notes to the financial statements relating to property, plant and equipment on page F-57 in Amendment No. 1.

117.

China Cablecom hereby confirms to the Staff that utilizing the guidance in SFAS 143 is has determined that it does not have a legal retirement obligation associated with the operation of its tangible long-lived assets.

Note 8. Accounts Payable, page F-55
118.

The amounts included in the balance sheet account “amounts due to various bureaus” represent the net balance of assets less liabilities, or net assets, taken over from the bureaus. For the Staff’s information, Binzhou Broadcasting is not assuming these liabilities under the Framework Agreement and the Asset Transfer Agreement governing the formation of Binzhou Broadcasting. Changes have been made to the notes to the financial statements on page F-61 in Amendment No. 1.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 30

119.	China Cablecom hereby confirms to the Staff that there are no material related party transactions between Binzhou SOE and China Cablecom.
Note 10. Short Term Loan, page F-55
120.

China Cablecom is amending its disclosures in the notes to the financial statements to clarify the meaning of guaranteed by the Company itself and director personally. China Cablecom hereby confirms to the Staff that no assets are mortgaged, pledged, or otherwise subject to lien. Changes have been made to the notes to the financial statements on page F-61 in Amendment No. 1.

Note 12. Share Capital, page F-56
121.

China Cablecom hereby confirms to the Staff that there are no restrictions that limit the payment of dividends. Changes have been made to the notes to the financial statements on page F-62 in Amendment No. 1.

122.

China Cablecom hereby confirms to the Staff that none if its subsidiaries and/or investees has restrictions that limit the payment of dividends and/or the transfer of funds to the parent company. Changes have been made to the notes to the financial statements on page F-62 in Amendment No. 1.

Other
123.

China Cablecom hereby confirms to the Staff that it does not have reportable segments under SFAS 131. Substantially all of China Cablecom’s revenues earned and expenses incurred are derived from one business activity: the delivery of analog cable TV services within one geographic region, Shandong Province, PRC.

Interim Financial Statements
124.	The interim financial statements contained in Amendment No. 1 include disclosures responsive to the above comments, as appropriate.
125.	Amendment No. 1 contains interim financial statements as of and for the period ended September 30, 2007 for all relevant entities.
126.	Amendment No. 1 includes updated consents from UHY LLP, UHY ZTHZ HK CPA and BDO Seidman, LLP.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 31

Annex A – Fairness Opinion of Navigant Capital Advisors, LLC
127.	Changes in response to the Staff’s comment have been made to the form of fairness opinion of Navigant Capital appearing as an Annex A to the Proxy Statement/Prospectus.
Part II Item 21. Exhibits, page II-2
128.

The requested exhibits are being filed together with Amendment No. 1 to the extent they are currently available in English. China Cablecom and Jaguar are obtaining translations of any documents so requested that are in Chinese.

129.

The requested exhibits are being filed together with Amendment No. 1 in the form of incorporation by reference to the corresponding exhibits to Jaguar’s IPO registration statement filed under the Securities Act of 1933, as amended. It is not intended by either China Cablecom or Jaguar that new documents will be prepared or are required due to the assumption of such rights, duties and obligations by China Cablecom by operation of law as a result of the Redomestication Merger.

130.

As requested by the Staff, a list of the schedules to the Merger Agreement that are omitted has been provided. China Cablecom Holdings and Jaguar have filed an agreement to furnish the Staff with a copy of any omitted schedule upon request.

Item 22. Undertakings, page II-3
131.	The undertakings required by Regulation S-K Item 512(a) have been included in response to the Staff’s comment.
Signatures
132.	The changes to the signature page have been made in response to the Staff’s comment.
Preliminary Proxy Statement on Schedule 14A filed by Jaguar Acquisition Corporation Form of Proxy Card
133.	Jaguar has made conforming changes to those contained in Amendment No. 1 in a revised set of Preliminary Proxy Soliciting materials being filed concurrently with Amendment No. 1.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 32

134.	Changes in response to the Staff’s comment have been made to the form of proxy card appearing as an Annex to the Proxy Statement/Prospectus.
Additional definitive proxy soliciting materials filed by Jaguar Acquisition Corporation
135.	The Staff’s comment is noted by China Cablecom and Jaguar.
136.	The Staff’s comment is noted by China Cablecom and Jaguar.
Form 10-KSB filed by Jaguar Acquisition Corporation
137.

Although China Cablecom and Jaguar had entered into a letter of intent regarding the proposed Business Combination prior to the filing of Jaguar’s most recent 10-KSB in June 2007, the actual definitive agreements were not prepared until later in the summer of 2007. As a result, given the numerous regulatory, accounting and financial issues arising from the proposed Business Combination, Jaguar – following consultation with its counsel – determined that any public disclosure of the letter of intent or its negotiations with China Cablecom would not only be premature, but could jeopardize the status of such discussion. By the end of September, the bridge financing by China Cablecom had been consummated, thus providing financing for the acquisition of Binzou Broadcasting, and the approval from SARFT had been received. As a result, Jaguar issued a press release regarding the terms of the letter of intent insofar as Binzhou Broadcasting was concerned as it believed the transaction had progressed sufficiently to merit public disclosure pursuant to its obligations to report a material agreement under Item 1.01 of Form 8-K.

Each of China Cablecom and Jaguar hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to these filings would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact either Mitchell S. Nussbaum or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP by telephone at (212) 407-4159 or (212) 407-4970, respectively.

Michele Anderson, Legal Branch Chief December 21, 2007 Page 33

CHINA CABLECOM HOLDINGS, LTD.		JAGUAR ACQUISITION CORPORATION
By:	/s/ Clive Ng	By:	/s/ Jonathan Kalman
Name:	Clive Ng	Name:	Jonathan Kalman
Title:	Chairman	Title:	Chairman and Chief Executive Officer